Exhibit 21.1

LIST OF SUBSIDIARIES OF OXFORD RESOURCE PARTNERS, LP

First Tier Subsidiary:

Oxford Mining Company, LLC, an Ohio limited liability company ("OMC")

Second Tier Subsidiary:

Oxford Mining Company — Kentucky, LLC, a Kentucky limited liability company (OMC holds a 100% membership interest)

Daron Coal Company, LLC, an Ohio limited liability company (OMC holds a 100% membership interest)

Oxford Conesville, LLC, an Ohio limited liability company (OMC holds a 100% membership interest)